SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Shareholders’ Meeting

We hereby inform that the Shareholders of Eletrobras, assembled today at the Ordinary General Meetings, decided on the following issues:

51st Ordinary General Meeting

1 – Approval of the Financial Statements for the year ended 2010, the Management Report, Decisions of the Board of Directors and the Report of the Fiscal Council

2 -  Approval of the proposal of the Board of Directors concerning the destination of net income for the 2010 financial year and the distribution of shareholders’ compensation, as Interest on own capital, whose values will be adjusted by the variation of the SELIC rate until the payment date.

This compensation will be paid to those shareholders of record on June 16th, 2011 and Eletrobras shares will be traded ex-interest as of June 17rd 2011, as follows:

                                                                                                                                            R$ per share

Type
of Shares
	Gross Values on December 31, 2010	Values on June 16,2011
COMMON	0,83224516954	0,87460685327
PREFERRED “A”	2,17404368284	2,28470356321
PREFERRED “B”	1,63053328032	1,71352821697

3 - Election of the following members of the Board of Directors:

Márcio Pereira Zimmermann - Chairman

       José da Costa Carvalho Neto

       José Antonio Corrêa Coimbra

       Lindemberg de Lima Bezerra

       Wagner Bittencourt de Oliveira

       Maurício Muniz Barreto de Carvalho

       Virgínia Parente de Barros

       Arlindo Magno de Oliveira

4 - Election of the following members of the Fiscal Council:

Members	Alternates
Representatives of the Ministry of Mines and Energy

Jarbas Raimundo de Aldano Matos	Jairez Elói de Souza Paulista
Danilo de Jesus Vieira	Ricardo de Paula Monteiro
Representatives of the National Treasury

Charles Carvalho Guedes	Leila Przytyk
Representatives of the Minority Shareholders

Ana Lucia de Paiva Lorena Freitas	Rodrigo Magela Pereira

Summary of Shareholders’ Meeting

5 -  Approval of the total compensation to be paid to the Executive Directors of Centrais Elétricas Brasileiras SA - Eletrobras in the amount of up to R$ 5.280.900,00 (five  million, two hundred eighty thousand, and nine hundred reais) for the period between April 2011 and March 2012, including monthly wages, Christmas bonus (13th salary), vacation and meal bonus, participation in profits of the Company, group life and funeral insurance, medical insurance, pension fund, payment of transportation and living expenses as applicable, pursuant to Decree 3,255, dated November 19th, 1999.  The transfer of wages of any benefits given to Eletrobras’ employees upon signing of the 2011 Collective Labor Agreement is strictly forbidden.

Approval of the compensation of the members of the Board of Directors and Fiscal Council at 10% of the monthly average compensation of the members of the Executive Officers of the Company, not including the amount of the participation in profits of the Company, as well as the benefits regarding vacation and meal bonus, life and funeral insurance, medical insurance, pension fund, payment of living expenses.

Brasília, June 16th, 2011

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 16, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.